UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 6)*

                           ALZA CORPORATION
     ------------------------------------------------------------
                           (Name of Issuer)

                     Common Stock, $.01 par value
     ------------------------------------------------------------
                    (Title of Class of Securities)

                               022615108
     ------------------------------------------------------------
                            (CUSIP Number)

             John J. McGraw               Philip A. Gelston
         CIBA-GEIGY Corporation        Cravath, Swaine & Moore
         444 Saw Mill River Road           825 8th Avenue
         Ardsley, New York 10502      New York, New York 10019
             (914-479-2041)                (212-474-1548)
     ------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             May 19, 1994
        (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                       Page 1 of 20
                        Exhibit Index is on page 14 of this filing

                                  SCHEDULE 13D


      CUSIP No.   022615108               Page  2  of  20  Pages


         NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Ciba-Geigy Corporation
            I.R.S. No. 13-1834433

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*
            WC

         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     5   ITEMS 2(d) OR 2(e)                                               [X]


         CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            New York
                       SOLE VOTING POWER
                   7
                          4,734,235

     NUMBER OF     8   SHARED VOTING POWER
       SHARES
    BENEFICIALLY       SOLE DISPOSITIVE POWER
   OWNED BY EACH   9
     REPORTING            1,979,415
    PERSON WITH
                       SHARED DISPOSITIVE POWER
                   10
                          2,754,820

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
            4,734,235

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     12  CERTAIN SHARES*                                                     [ ]


         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
            5.8%
         TYPE OF REPORTING PERSON*
     14
            CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                            (Amendment No. 6)

                              Statement Of

                         CIBA-GEIGY CORPORATION

                    Pursuant to Section 13(d) of the
                     Securities Exchange Act of 1934

                              in respect of

                            ALZA CORPORATION

             CIBA-GEIGY Corporation hereby supplements, amends and restates its statement on Schedule 13D originally filed on February 3, 1978 (the "Schedule 13D"), as amended and restated by Amendments Nos. 1, 2, 3, 4 and 5 filed on June 22, 1982, December 9, 1988, December 21, 1988, March 20, 1991, and March 27, 1991, respectively, with respect to the Company's beneficial ownership of shares of the Common Stock, par value $.01 per share, of ALZA Corporation, a Delaware corporation.

   Item 1.  Security and Issuer.

             The securities to which this statement relates are the Common Stock, par value $.01 per share (referred to herein as "Common Stock" or by its previous designation, "Class A Common Stock") of ALZA Corporation, a Delaware corporation ("ALZA"), whose principal executive offices are located at 950 Page Mill Road, Palo Alto, California 94304.

   Item 2.  Identity and Background.

             CIBA-GEIGY Corporation (the "Company"), a New York corporation, has its principal executive offices at 444 Saw Mill River Road, Ardsley, New York 10502. The Company resulted from the merger in 1970 of CIBA Corporation of Summit, New Jersey, and Geigy Chemical Corporation of Ardsley, New York. The Company and its subsidiaries are leading developers and manufacturers of agricultural chemicals, pharmaceuticals, dyes, polymers, vision care products and specialty chemicals.

             The names, addresses, occupations and citizenships of the executive officers and members of the Board of Directors of the Company are set forth on Schedule 1. To the best knowledge of the Company, other than the matters described in Schedule 2, neither the Company nor any of such officers and directors have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding liability with respect to such laws.


   Item 3.  Source and Amount of Funds or Other Consideration.

             With respect to the 1978 Transaction (defined below), the funds required for the purchase, conversion and exercise of ALZA's securities acquired or which might have been acquired by the Company were as follows:

                         Security                    Funds Required

          8,700,000 shares of Old Preferred          $30,000,000
          Stock (defined below) of ALZA, con-
          vertible into Class B Common Stock
          (defined below) of ALZA

          Class B Warrant (defined below)            $         1
                    _________________                     ____________

          8,700,000 shares of Class B Common         $5,000,000 or, in cer-
          Stock issuable upon conversion of the      tain circumstances set
          Old Preferred Stock                        forth on page 13 of
                                                     the 1977 Proxy
                                                     Statement (defined
                                                     below), $10,000,000

          152,000 shares of Class B Common           $1,292,000--$8.50/
          Stock issuable upon exercise of the        share (subject to
          Class B Warrant                            adjustment)
                   ____________________                   ____________

          8,852,000 shares of Class A Common         No additional funds.
          Stock issuable upon conversion of a
          like number of shares of Class B
          Common Stock

             The purchase price for the Old Preferred Stock was paid in installments and was obtained from the working capital of the Company.

             With respect to the 1982 Transaction (defined below), under the Reorganization Agreement (discussed below), the securities were exchanged without additional consideration.

             In 1983 ALZA redeemed all the New Preferred Stock (defined below), and in 1986 the Company sold to ALZA 1,450,000 shares of Class B Common Stock. Thus, as of the date of the filing of Amendment No. 3, the Company owned 1,450,000 shares of Class B Common Stock of ALZA, each of which was convertible into two shares of Class A Common Stock of ALZA. Pursuant to ALZA's prospectus dated November 21, 1988, the Company had the right to purchase 362,500 units (the "Units") consisting of one warrant to purchase one share of callable Class A Common Stock of ALZA and one share of Class A Common Stock of Bio-Electro Systems, Inc. ("BES"). The Units had been approved for listing on the American Stock Exchange upon official notice of issuance. According to ALZA's prospectus, the BES stock would not be eligible for separate listing on the American Stock Exchange or any other national securities exchange or for quotation on the NASDAQ National Marketing System.

             After receiving ALZA's preliminary prospectus dated
   October 21, 1988, the Company wrote a letter of intent to ALZA advising that it intended to exercise its subscription rights, assuming a price in the range of $10 to $12 per unit. The Company reserved the right to alter its intention, but if it exercised its right, agreed that (i) it would not convert its Class B Common Stock into Class A Common Stock or otherwise dispose of ALZA stock or any Units purchased in the subscription offering until ALZA advised that such a sale would not interfere with the orderly completion of the offering, and (ii) it would not acquire any additional Units pursuant to the right to subscribe for "additional units" as described in the preliminary prospectus. On December 14, 1988, the Company used working capital to purchase 362,500 Units at $11 per unit.

             On March 15, 1991, the Company exercised its right to convert 1,450,000 shares of Class B Common Stock, of ALZA previously held by the Company into 2,900,000 shares of Class A Common Stock.

             In 1993, warrants to purchase 362,500 shares of Class A Common Stock were exercised by the Company.


   Item 4.  Purpose of Transaction.

             The Company holds its shares of Common Stock for investment purposes.

             As described further in Item 6, 1,000,000 shares of Common Stock are subject to a call option. Depending upon market conditions and other relevant factors, the Company may in the future sell all or part of its shares of Common Stock or enter into options or other arrangements covering all or part of its investment in ALZA.

             The Company presently does not have any plans or proposals relating to or which would result in an extraordinary corporate transaction involving ALZA or otherwise require disclosure under paragraphs (b) through (j) of Item 4 of Schedule 13D.


             On March 27, 1991, the Company completed its disposition of up to 2,377,410 shares of Class A Common Stock pursuant to its agreements entered into on March 20, 1991 with Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Morgan Stanley International (collectively with Morgan Stanley, the "Investment Bank"). 1,000,000 shares of Class A Common Stock were sold to Morgan Stanley at a purchase price of $58.80 per share. The remainder became subject to the exchange rights of $100,000,000 aggregate principal amount of 6 1/4% exchangeable subordinated debentures due 2016 (the "Debentures") of the Company exchangeable into shares of Class A Common Stock (the "ALZA Shares") at an initial exchange rate of $72.60 principal amount of Debentures per share, or in certain circumstances for cash. The terms of the Debentures were set forth in Exhibit A to Amendment No. 5, under "Form of Reverse of Debenture" which Exhibit was previously filed in paper format and is incorporated herein by reference. The Company sold the Debentures to the Investment Bank at a purchase price of 97.5% of the principal amount thereof.

             The Debentures were issued under a Fiscal Agency Agreement (the "Fiscal Agency Agreement") dated as of March 15, 1991, among the Company, CIBA-GEIGY Limited and Chemical Bank, as Fiscal Agent (the "Fiscal Agent"), and are subject to the terms of an Escrow Agreement (the "Escrow Agreement") dated as of March 15, 1991, between the Company and Chemical Bank, as Escrow Agent (the "Escrow Agent"). Concurrently with the issuance of the Debentures, the Company deposited the ALZA Shares with the Escrow Agent to provide for the exchange of the Debentures. The Company will be entitled to vote the escrowed ALZA Shares or execute any written consent with respect thereto so long as such escrowed ALZA Shares, on any record date for the determination of stockholders entitled to vote at any meeting of stockholders of ALZA or by consent, shall not have been registered in the name of a holder exchanging all or a portion of its Debentures. The Company will be entitled to all cash dividends paid on the ALZA Shares held for exchange by the Escrow Agent, other than cash dividends paid pursuant to a plan of liquidation, partial liquidation, recapitalization or restructuring or other extraordinary cash dividends. The Escrow Agreement also contains other provisions relating to the ALZA Shares.

             A copy of the Escrow Agreement was previously filed in paper format as Exhibit B to Amendment No. 5, which Exhibit is incorporated herein by reference.

             The Company's purpose in effecting its sale of Class A Common Stock to the Investment Bank, described above, was to realize a substantial portion of its remaining investment in ALZA.

             The relationship and certain transactions between the Company and ALZA prior to 1982 were described in ALZA's Proxy
   Statement for Annual Meeting, dated December 23, 1977 (the "1977 Proxy Statement"), which was previously filed in paper format as Exhibit A to the Schedule 13D and is incorporated herein by reference.

             On June 10, 1982, the Company exchanged the 8,700,000 shares of convertible voting preferred stock, no par value (the "Old Preferred Stock") and a warrant (the "Class B Warrant") to purchase 152,000 shares of Class B Common Stock, no par value (the "Class B Common Stock") it had acquired from ALZA on January 27, 1978 (the purchase of such securities being herein referred to as the "1978 Transaction") for 100,000 shares of non-voting convertible preferred stock (the "New Preferred Stock") and 2,900,000 shares of Class B Common Stock, all pursuant to the Reorganization Agreement approved by the shareholders of ALZA at the Annual Meeting held on June 8, 1982 (the exchange of such securities being herein referred to as the "1982 Transaction"). The Company acquired the New Preferred Stock and the Class B Common Stock in the 1982 Transaction, for investment purposes, and in connection with the Reorganization Agreement the Company relinquished its voting control of ALZA. The Proxy Statement for that Annual Meeting, dated May 4, 1982 (the "1982 Proxy Statement"), was previously filed in paper format as Exhibit A to Amendment No. 1 and is incorporated herein by reference.

             In 1982, the Company and ALZA restructured their relationship, in conjunction with the Reorganization Agreement, and entered into a revised Research Agreement. Those arrangements are more fully described in the 1982 Proxy Statement, which is hereby incorporated by reference. These arrangements resulted in a change in ALZA's business as more fully described in the 1982 Proxy Statement.


   Item 5.  Interest in Securities of the Issuer.

             The Company beneficially owns the following securities of
   ALZA:

                         Security                    Percent of Class

               4,734,235 shares of                          5.8%
               Common Stock.*


               *Of the 4,734,235 shares of
               Common Stock, the
               Company has sole voting and
               investment power over
               1,979,415 shares and the
               remainder have been
               deposited with the Escrow
               Agent and are subject to
               the terms of the Escrow
               Agreement.


   Item 6.   Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer.

             See pages 10 to 12 of the 1977 Proxy Statement under
   "Purchase and Sale of Shares of Preferred Stock" and "Warrants", which are hereby incorporated by reference.

             On May 19, 1994, the Company and Swiss Bank Corporation, London Branch ("SBC") entered into an option agreement (the "Option Agreement"). Pursuant to the terms of the Option Agreement, SBC has the right to purchase from the Company on December 15, 1994, 1,000,000 shares of Common Stock of ALZA at a per share price of $32, for an aggregate purchase price of $32,000,000. The total premium to be paid by SBC to the Company for the option is $750,000.

             Although the terms of the Option Agreement have not yet been finalized, attached hereto as Exhibit A is a proposed form of Option Agreement dated May 20, 1994, which is hereby incorporated by reference.

   Item 7.   Materials to be Filed as Exhibits.


        Confirmation dated May 20, 1994.

        Purchase Agreements dated March 20, 1991. **

        Fiscal Agency Agreement dated as of March 15, 1991. **

        Escrow Agreement dated as of March 15, 1991.  **

        ALZA's Prospectus dated November 21, 1988. **

        CIBA-GEIGY's Letter of intent to exercise subscription rights dated November 11, 1988. **

        ALZA's Proxy Statement dated May 4, 1982. **

        ALZA's Proxy Statement dated December 23, 1977. **

   ** These Exhibits were previously filed with the Securities and Exchange Commission in paper format and are incorporated herein by reference.

                                 SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  May 24, 1994

                                      CIBA-GEIGY CORPORATION

                                      By: /s/  Stanley Sherman
                                          ----------------------------
                                           Name:  Stanley Sherman
                                           Title:  Vice President,
                                           Finance & Information Services

                                                               SCHEDULE 1

                 Members of the Board of Directors and Officers of
                               Ciba-Geigy Corporation


                                                Present Principal
  Name and Business Address       Citizenship   Occupation or Employment

  R. Barth                        U.S.A.        Director; Chairman of the
  c/o Ciba-Geigy Corporation                    Board; President & Chief
  444 Saw Mill River Road                       Executive Officer
  Ardsley, NY 10502

  J. Boehle, Jr.                  U.S.A.        Vice President, Internal
  c/o Ciba-Geigy Corporation                    Audit & Administration
  7 Skyline Drive
  Hawthorne, NY 10532

  E.J. Bontempo                   U.S.A.        Director; Vice President;
  c/o Ciba-Geigy Corporation                    President, Agricultural
  410 Swing Road                                Group
  Greensboro, NC 27419

  C. G. Bradley                   U.S.A.        Vice President; Chairman of
  c/o CIBA Vision Corporation                   the Board, CIBA Vision
  11460 Johns Creek Parkway                     Corporation
  Duluth, GA 30136-1518

  S.H. Goldberg                   U.S.A.        Vice President, Human
  c/o Ciba-Geigy Corporation                    Resources
  444 Saw Mill River Road
  Ardsley, NY 10502

  J. Habermeier                   Switzerland   Vice President; President,
  c/o Ciba-Geigy Corporation                    Composites Division
  5115 East La Palma Avenue
  Anaheim, CA 92007

  H.E. Kinne                      U.S.A.        Director; Vice President;
  c/o Ciba-Geigy Corporation                    President, Additives
  7 Skyline Drive                               Division
  Hawthorne, NY 10532

  A. Krauer                       Switzerland   Director; Chief Executive
  c/o Ciba-Geigy Limited                        Officer, Ciba-Geigy Limited
  CH-4002 Basle
  Switzerland

  H.V. Lemaster                   U.S.A.        Director; Vice President;
  c/o Ciba-Geigy Corporation                    President, Textile Products
  410 Swing Road                                Division
  Greensboro, NC 27419

  H. Lippuner                     Switzerland   Director; Chief Operating
  c/o Ciba-Geigy Limited                        Officer, Ciba-Geigy Limited
  CH-4002 Basle
  Switzerland

                                                Present Principal
  Name and Business Address       Citizenship   Occupation or Employment

  A.M. MacKinnon                  U.S.A.        Director; Retired
  c/o Ciba-Geigy Corporation
  444 Saw Mill River Road
  Ardsley, NY 10502

  J.J. McGraw                     U.S.A.        Director; Vice President,
  c/o Ciba-Geigy Corporation                    General Counsel & Secretary
  444 Saw Mill River Road
  Ardsley, NY 10502

  R.A. Meyer                      Switzerland   Director; Chief Financial
  c/o Ciba-Geigy Limited                        Officer, Ciba-Geigy Limited
  CH-4002 Basle
  Switzerland

  J. Munigle                      U.S.A.        Vice President, Toxicology,
  c/o Ciba-Geigy Corporation                    Regulatory Auditing &
  444 Saw Mill River Road                       Compliance
  Ardsley, NY 10502

  C.O. O'Brien                    U.S.A.        Director; Retired
  c/o Ciba-Geigy Corporation
  444 Saw Mill River Road
  Ardsley, NY 10502

  M. Riediker                     Switzerland   Vice President; President,
  c/o Ciba-Geigy Corporation                    Polymers Division
  7 Skyline Drive
  Hawthorne, NY 10532

  J. Schaefle                     France        Vice President; President,
  c/o Ciba-Geigy Corporation                    Pigments Division
  James & Water Streets
  Newport, DE 19804

  J. Schneller                    U.S.A.        Director; Retired
  c/o Ciba-Geigy Corporation      Switzerland
  444 Saw Mill River Road
  Ardsley, NY 10502

  S. Sherman                      U.S.A.        Director; Vice President,
  c/o Ciba-Geigy Corporation                    Finance & Information
  444 Saw Mill River Road                       Services
  Ardsley, NY 10502

  J.T. Sullivan                   U.S.A.        Director; Senior Vice
  c/o Ciba-Geigy Corporation                    President
  444 Saw Mill River Road
  Ardsley, NY 10502

  D. Taylor                       U.S.A.        Vice President, Public
  c/o Ciba-Geigy Corporation                    Affairs & Communications
  444 Saw Mill River Road
  Ardsley, NY 10502

                                                Present Principal
  Name and Business Address       Citizenship   Occupation or Employment

  D.G. Watson                     United        Director; Vice President;
  c/o Ciba-Geigy Corporation      Kingdom       President, Pharmaceuticals
  566 Morris Avenue                             Division
  Summit, NJ 07901

  M. White                        U.S.A.        Vice President; President,
  c/o Ciba-Geigy Corporation                    Chemicals Division
  410 Swing Road
  Greensboro, NC 27419

                                                       SCHEDULE 2


               On February 28, 1992, the Company and two employees from its Toms River plant pleaded guilty in Superior Court, Law Division, Mercer County, New Jersey to one count of unintentional illegal disposal of pollutants in a double-lined landfill. Judgment of conviction was entered on March 23, 1992. As part of the settlement agreement, the Company paid a criminal fine of $3.5 million, civil penalties of $5.5 million and administrative costs of $2.35 million. At the same time, it made a contribution to the State of New Jersey of $2.5 million for environmental purposes.

               On August 14, 1992, the Company pleaded no contest in Louisiana State Court, 18th Judicial District, to fifteen misdemeanor counts arising from falsification of certain back-up quality control data relating to water discharge permits at its St. Gabriel plant and paid a $250,000 fine. At the same time, it made two contributions of $50,000 each to the Sheriff's offices of Iberville Parish and West Baton Rouge Parish.

               In 1992, the Company pleaded guilty to an Environmental Control Complaint and Summons resulting from an odor emission at its Newport, Delaware plant site. The matter was under the jurisdiction of the Delaware Justice of the Peace Court, Newport, Delaware. A fine of $598.50 was paid.

                             EXHIBIT INDEX


     Exhibit                                                 Page

     A.  Form of Option Agreement dated May 20, 1994           15

     B.  Purchase Agreements dated March 20, 1991 (filed as
         Exhibits I and II to Amendment No. 4 at pages 7 and
         11, respectively)                                    **

     C.  Fiscal Agency Agreement dated as of March 15, 1991
         (filed as Exhibit A to Amendment No. 5 at page 7)    **

     D.  Escrow Agreement dated as of March 15, 1991 (filed
         as Exhibit B to Amendment No. 5 at page 100)         **

     E.  ALZA's Prospectus dated November 21, 1988 (filed as
         Exhibit A to Amendment No. 2)                        **

     F.  CIBA-GEIGY's letter of intent to exercise
         subscription rights dated November 11, 1988 (filed
         as Exhibit B to Amendment No. 2)                     **

     G.  ALZA's Proxy Statement dated May 4, 1982 (filed as
         Exhibit A to Amendment No. 1 at page 5)              **

     H.  ALZA's Proxy Statement dated December 23, 1977
         (filed as Exhibit A to original Schedule 13D at
         page 21)                                             **


     ** These Exhibits were previously filed with the Securities and Exchange Commission in paper format and are incorporated herein by reference.

                                                        EXHIBIT A


     DATE:          20 MAY 1994

     TO:            CIBA-GEIGY Corporation, New York

     ATTENTION:     Mr. Walter D. Hosp, Director, Corporate
                    Finance

     FAX NO.:       (914) 479-4637

     FROM:          Swiss Bank Corporation, London Branch

     SUBJECT:       Equity Option
                    Swiss Bank Corporation Ref: E3714
     ------------------------------------------------------------

     Dear Sirs:

               The purpose of this communication is to confirm the terms and conditions of the transaction entered into between us on the Trade Date specified below (the "Transaction"). This confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below. For the purposes of this Confirmation only, Swiss Bank Corporation, London Branch shall be known as "Party A" and CIBA-GEIGY Corporation, New York, shall be known as "Party B".

               The definitions and provisions contained in the 1991 ISDA definitions (as published by the International SWAPS and Derivatives Association, Inc. (formerly known as the International SWAP Dealers Association, Inc.)("ISDA")) are incorporated into this Confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

               This Confirmation evidences a complete and binding agreement between you and us as to the terms of the Transaction to which this Confirmation relates. In addition upon the execution by you and Swiss Bank Corporation, London, of a Master Agreement (the "Agreement") in the form published by the ISDA with such modifications as you and we shall in good faith agree, this Confirmation will supplement, form part of, and be subject to, the Agreement.

               The terms of the particular Transaction to which this Confirmation relates are as follows:

     TRADE DATE:                      19 MAY 1994

     Option Details

     Buyer:                           Party A

     Seller:                          Party B

     Option Type:                     Call

     Option Style:                    European

     Total Premium:                   USD 750,000

     Premium Payment Date:            Five business days after
                                      the Trade Date

     Strike Price (Per Share)         USD 32.000

     Expiry Date:                     15 December 1994

     Expiry Time:                     Chicago Close (3 p.m.
                                      Central Standard Time)

     Exercise Period:                 Expiry Date

     Cut-Off Time:                    Chicago Close (3 p.m.
                                      Central Standard Time)

     Settlement Terms:

     Settlement Date:                 Five business days after
                                      the Expiry Date

     Physical Settlement:             Applicable:  On the
                                      Settlement Date, the Buyer
                                      will pay to the Seller the
                                      Settlement Price and the
                                      Seller will deliver to the
                                      Buyer the number of shares
                                      to be delivered.  Such
                                      payment and delivery shall
                                      be made through the
                                      clearance system specified
                                      below on a delivery versus
                                      payment basis.

     Settlement Price:                The Strike Price (per
                                      share) multiplied by the
                                      number of shares to be
                                      delivered.

     Number of shares to be           Contract multiplier
     delivered:                       multiplied by the number of
                                      Option Contracts.

     Partial Exercise:                Not applicable

     Underlying Property:

     Trade Price (per share):         USD 0.75000

     Number of Option Contracts:      1,000,000

     Contract Multiplier:             1

     Underlying Property:             Alza Corp. (NYSE:  AZA)
                                      Common Stock

     Unit:                            One common share

     Issuer:                          Alza Corp.

     Notional Amount:                 USD 32,000,000

     Relevant Market:                 The New York Stock Exchange

     Clearance System:                DTC

     Calculation Agent:               Party A, whose calculations
                                      shall be binding absent
                                      manifest error

     Automatic Exercise:              An option shall be
                                      automatically exercised on
                                      the Expiry Date if the
                                      option is in the money.  An
                                      option will be in the money
                                      if the Reference Price
                                      exceeds the Strike Price.

     Account Details:

       Payments to Swiss Bank
       Corporation, London:           A/C No. 101 WA 140007 000
       USD Bank Account:              With Swiss Bank Corporation
                                      in New York
       Payments to CIBA-GEIGY
       Corporation, New York:         Chase Manhattan Bank
                                      ADA 021-000-021
                                      A/C No. 910-4-017269

     Broker:                          N/A

               1. Adjustment Provisions. During the life of the Transaction, if any adjustment is made by the Options Clearing Corporation or its successors (the "OCC") in the terms of outstanding OCC-Issued Options ("OCC Options") on the underlying property which is the subject of the Transaction, an equivalent adjustment shall be made in the terms of the Transaction, except as provided in the following paragraph. No adjustment shall be made in the terms of the Transaction for any event that does not result in an adjustment to the terms of outstanding OCC Options on the underlying property. Without limiting the generality of the foregoing, no adjustment shall be made in the terms of the Transaction for ordinary case dividends on the underlying property.

               If at any time during the life of the Transaction there shall be no outstanding OCC Options on the underlying property, and an event shall occur for which an adjustment might otherwise be made under the By-Laws, rules, and stated policies of the OCC applicable to the adjustment of OCC Options (the "OCC Adjustment Rules"), the parties shall use their best efforts, applying the principles set forth in the OCC Adjustment Rules, to jointly determine whether to adjust the terms of the Transaction and the nature of any such adjustment.

               2. Representations and Warranties of Party A and Party B: Party A and Party B each hereby represents, warrants and agrees as follows: (i) it is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing; (ii) it has the power to execute and deliver this Confirmation and to perform its obligations under this Confirmation and the Transaction evidenced hereby; (iii) such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets; (iv) all governmental and other consents that are required to have been obtained by it with respect to this Confirmation and the Transaction evidenced hereby have been obtained and are in full force and effect and all conditions of any such consents have been complied with;
     (v) its obligations under this Confirmation and the Transaction evidenced hereby constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)); (vi) it is not required by any applicable law, as modified by the practice of any relevant governmental, revenue authority, of any relevant jurisdiction to make any deduction or withholding for or on account of any tax from any payment to be made by it to the other party under this Confirmation and the Transaction evidenced hereby; (vii) (with respect to Party A only) each payment received or to be received by it in connection with the Agreement will be effectively connected with its conduct of a trade or business in the United States; (viii) it is entering into this Confirmation and the Transaction evidenced hereby as principal (and not as Agent or in any other capacity, fiduciary or otherwise); (ix)(a) it is an "Accredited Investor" as such term is defined in Regulation D promulgated under the Securities Act of 1933,
     (b) it has had access to such information regarding the Transaction and the other party as it requested, (c) it has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of the Transaction and is able to bear the economic risk of its investment, including without limitation the risk of complete loss on the investment and (d) it acquired its interest herein and in the Transaction evidenced hereby for its own account for investment and not with a view to, or in connection with, any distribution of such interests; and
     (x) it is not relying on the other party for any advice concerning the Transaction. It is not receiving any compensation from the other party for providing advice in respect of this Transaction, and any advice received by it will not form the primary basis for its decision to enter into this Transaction.

               Party B represents and warrants that it will convey good title to the shares of underlying property it is required to deliver, free and clear of any lien, charge, claim or encumbrance (other than a lien routinely imposed on all securities in the Clearance System).

     Governing Law and Consent to Jurisdiction:

               This transaction will be governed by and construed in accordance with the laws of New York. Each party irrevocably submits to the jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City, and waives any objection which it may have at any time to the laying of venue of any proceedings concerning this Transaction brought in such court, waives any claim that such proceedings have been brought in an inconvenient forum and further waives the right to object that such court does not have jurisdiction over any party. Each party hereby irrevocably waives any and all right to trial by jury in any suit, action or proceeding arising out of or relating to this Transaction and acknowledges that this waiver is a material inducement to the other party's entering into this Transaction.

     Assignment and Transfer:

               Neither party may assign or transfer its rights or obligations hereunder without the prior written consent of the other party.

               Please confirm that the foregoing correctly sets forth the terms of our agreement, and forward your account details by return Swiss Bank Corporation, Chicago Branch,
     Attn: James Kleinops, substantially to the following effect:

     "Subject:  Equity Option - SBC Ref:  ES714

               We acknowledge receipt of your communication dated May 20, 1994, with respect to a transaction between Swiss Bank Corporation, London Branch, and CIBA-GEIGY Corporation, New York, with a Trade Date of 19 May 1994, and an Expiry Date of 15 December 1994 and confirm that such communication correctly sets forth the terms of our agreement relating to the transaction described therein. We confirm that no further documentation will be required.

               Our payment instructions are as follows:

               By (specify Name(s) and Title(s) of Authorized
     Officer(s))"

                              Yours faithfully,


     /s/ Peter Favell                   /s/ Christopher Bentley
     -------------------                -----------------------
     Peter Favell                       Christopher Bentley
     Assistant Manager                  Manager
     Capital Markets and                Capital Markets and
     Treasury Finance and               Treasury Finance and
     Operations                         Operations

     Please use our reference in all correspondence
     Document No.:  ES714